CLAUDIA J. ZAMAN ATTORNEY AT LAW
                              27430 Riverside Lane
                                Valencia CA 91354
                                 (661) 287-3772
                            (818) 475-1819 Facsimile

                                 August 24, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Attention:  Babette Cooper, Staff Accountant

      Re:   Micro Bio-Medical Waste Systems, Inc.
            Item 4.01 Form 8-K/A
            Filed August 15, 2006
            File No. 0-29935

Dear Ms. Cooper:

      In response to your letter of August 23, 2006 regarding the above-referenced issuer, please be advised that the issuer is responding to the Staff's comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made in the Form 8-K/A. For ease of reference, we have followed the numbering format of your letter in responding:

Form 8-K/A Item 4.01 filed August 15, 2006

1. Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of such adverse opinion, disclaimers of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. This also includes disclosure for the last two years and not just the most recent report which covers two years of financial statements. Please revise.

RESPONSE:

      Micro Bio-Medical Waste Systems, Inc, (the "Company") has revised its Form 8-K/A to reflect that its former accountant's reports for the previous two years did not contain an adverse opinion, a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles but that both prior reports included disclosure of uncertainty regarding the ability of the Company to continue as a going concern in the accountant's reports.

2. In the third paragraph, you state that the managing shareholder of LBB used to work with M&B until July 5, 2004 and thus you have only provided Item 304(a)(2) disclosure as of and beyond July 5, 2004. Revise your Item 304(a)(2) disclosure to address the entire period specified in paragraph (a)(1) of Item 304 of Regulation S-B with the exception noted above.

RESPONSE:

      The Company has revised its Item 304(a)(2) disclosure to address the entire period specified in paragraph (a)(1) of Item 304 of Regulation S-B while noting the exception that M&B was the Company's prior accountant for 2003 and prior periods.

3. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree. Also, we note the current Exhibit 16 letter is dated August 11, 2004. Please include an Exhibit 16 letter with an appropriate date.

RESPONSE:

      In the amended filing, the Company has included an updated Exhibit 16 letter from its former accountant with the correct date.

In connection with the Company's responses to your comments, please be advised that the Company acknowledges the following:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Under separate cover, a copy of the amended filing has been sent to you office along with redlined copies.

      Please contact me with any questions.

                                          Sincerely,

                                          CLAUDIA J. ZAMAN ATTORNEY AT LAW


                                          /s/ Claudia Zaman

                                          CLAUDIA J. ZAMAN


/CJZ
cc:   Micro Bio-Medical Waste Systems, Inc.
      LBB & Associates, Ltd., LLP
      Malone & Bailey, PC